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January 18, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States of America
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. Thompson:

In response to your letter of December 16, 2011 regarding:

SPAR Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-27408

We acknowledge:
●	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.
●	That the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Our responses to your inquiries are listed in the order and numbered to correspond to your letter dated December 16, 2011:

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial
Disclosure, page 31

1.
“We note that while the financial statements of your Indian subsidiary included in your fiscal 2009 Form 10-K, as amended, were audited by Nagesh Behl & Co., the financial statements of this entity included in your fiscal 2010 Form 10-K were audited by Nitin Mittal & Co.  Accordingly, it appears that there was a change in accountants for this entity.  Please address the following items:

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
January 18, 2012

●
Since your principal auditor expresses reliance on the report of the other auditors with respect to its opinion as it relates to this entity, please revise your filing to provide all of the disclosures required by Item 304 of Regulation S-K for this change of accountants.

Response:

For clarity, there are two audit firms utilized by our India subsidiary.

The first audit firm, Kothari Mehta & Co., is the statutory auditor.  Their audits are in India GAAP and are used for statutory and tax reporting purposes only.

The second audit firm is currently Nitin Mittal & Co.  They replaced the previous audit firm Nagesh Behl & Co. as the auditor for US GAAP reporting.  The change in the US GAAP audit firm was not the result of any disagreement between the Company and the audit firm Nagesh Behl & Co.  The primary reason for the change was based on the fact that in September 2010 SPAR Group, Inc. purchased the remaining 49% ownership in the India subsidiary.  The prior audit firm, Nagesh Behl & Co., was also the primary statutory auditor for the company owned by the prior minority owner, which we believed to be a conflict of interest.  SPAR Group made that purchase and made that audit change with the approval by both the India and SPAR Board of Directors and its Audit Committee.

Under Item 304 of Regulation S-K section (a)(1) refers to the principal auditor and independent accountant that was engaged to audit a significant subsidiary. The principal auditor, Rehmann Robson did not change.  The India subsidiary represented only 4.6% of total revenue and 4.8% of total assets and is not considered a significant subsidiary of the Company, therefore we did not provide the disclosures required by Item 304 of Regulation S-K for the change in accountants.  However, we would not object to adding disclosures if you felt it was still appropriate.

●
Please note that you also were required to file an Item 4.01 Form 8-K reporting this change of accountants within four business days of the date your former independent accountant resigned (or declined to stand for re-election) or was dismissed and also within four business days of the date you engaged a new independent accountant.  As soon as possible, please file a Form 8-K which includes all of the information required by Item 4.01 (a) and (b). Please also refer to the information required by Item 304 (a)(1), (2) and (3) of Regulation S-K.”

Response:

As noted above, the change in the audit firm for the US GAAP audit requirement was not the result of any disagreements between the audit firm and the company.

The India subsidiary represented only 4.6% of total revenue and 4.8% of total assets and is not considered a significant subsidiary of the Company, therefore we did not file an 8-K.  However, we would not object to filing an 8-K if you felt it was still appropriate.

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
January 18, 2012

Report of Nitin Mittal & Co., page F-2

2.
“The report of Nitin Mittal & Co. on the financial statements of SPAR Solutions Merchandising Private Limited includes a scope paragraph which suggests that they “reinstated” the financial statements of this subsidiary based on audited financial statements provided to them rather than performing an independent audit.  This language is a departure from the standard audit report and we do not understand what is meant by the terms “re-instate” and “reinstatement.”  Based on the work described in the scope paragraph of the report, it is unclear to us how Nitin Mittal & Co. was able to issue an opinion or how they performed an audit in accordance with standards of the Public Company Oversight Board (United States).  Please address the following items related to the audit of your Indian subsidiary:

●
Although the Rehmann Robson audit report on page F-1 and your list of subsidiaries in Exhibit 21.1 refer to your Indian subsidiary as SPAR Solutions India Private Limited, we note that the Nitin Mittal report references SPAR Solutions Merchandising Private Limited.  Please confirm that the entities discussed in these audit reports are referring to the same entity and, if so, ensure that the subsidiary name remains consistent throughout your filing.

Response:

The correct name for our India subsidiary is SPAR Solutions Merchandising Private Limited, which was incorrectly referenced as "SPAR Solutions India Private Limited ", in the above described 10-K for 2010 fiscal year (our "2010 10-K").  This is our only subsidiary in India and is the entity that was audited in India by the two audit firms described above.

We are in the process of filling an amendment to our 2010 10-K to fix the incorrect references to our subsidiary's name in both Rehmann Robson’s audit opinion on page the F-1 and Exhibit 21.1, List of Subsidiaries, which we plan to file shortly after we receive your acceptance of this response.

●
Tell us the extent of the audit work and/or other services performed by Nitin Mittal in regards to your Indian subsidiary.  If Nitin Mittal did not perform an audit of the financial statements of your Indian subsidiary in accordance with PCAOB standards, you must provide an appropriate audit report from the firm that performed such work.

Response:

An audit was performed by Nitin Mittal & Co., which they failed to describe correctly.  A corrected audit report has been issued by their firm and will be included in the amendment to our 2010 10-K that we are preparing to file shortly (as noted above) and a copy of their revised audit report is attached.

Using Tomorrow’s Tools to Solve Today’s Challenges

SPAR Group, Inc.  Corporate Office * 560 White Plains Road, Suite 210  *  Tarrytown NY 10591-5198
Phone 914.332.4111 * Fax 914.332.0741 * Website: www.sparinc.com

Jennifer Thompson
Securities and Exchange Commission
January 18, 2012

●
If Nitin Mittal did audit, rather than “re-instate,” the financial statements of this subsidiary, please obtain and file a revised audit report for your Indian subsidiary that clearly specifies that an audit was performed.  In doing so, please ensure that the audit report indicates that the audit was conducted in accordance with the “standards,” rather than the “generally accepted auditing standards,” of the PCAOB.  Your auditor may not modify this language.  See Release 34-49707 dated May 14, 2004 and PCAOB Release 2003-025, particularly Section B.2, issued December 17, 2003 for guidance.  Please also ensure that the revised report includes the standard language indicating that the auditor’s responsibility is to express an opinion on these financial statements based on their audit rather than based on audited financials provided to them by another auditor.  If they are attempting to express reliance on the work of another auditor, a clear division of responsibility must be made in the scope paragraph of the report and the report of the other auditor on whose work the principal auditor relied must be included in the filing.  In this regard, it is generally necessary for the principal auditor to have audited more than 50 percent of an entity to be allowed to function as the principal auditor.

Response:

As stated above, a corrected audit report has been prepared by Nitin Mittal & Co. and will be filed shortly (as noted above) in our amendment to our 2010 10-K [as noted in the attachment].

3.
We note that the report of Nitin Mittal & Co. on the financial statements of your Indian subsidiary includes a title identifying such report as a “Report of Independent Registered Public Accounting Firm.”  Since it does not appear that this firm is registered with the PCAOB, please revise your filing to eliminate this title from the report or tell us why no revision is required.

Response:

The audit report title was an oversight on my part.  I have made the appropriate change to remove the word “Registered” from the audit report title.  The change will be reflected in the amendment to our 2010 10-K to be filed shortly (as noted above).

Hopefully, the above response has satisfactorily answered your question.  If you have further questions, please contact me at 914-332-4100.

Sincerely,

James R. Segreto
Chief Financial Officer

Nitin Mittal & Co.
Chartered Accountants

Independent Report

The Board of Directors and Stockholders
SPAR Solutions Merchandising Private Limited
New Delhi, India

The board of directors and stockholders of SPAR Solutions Merchandising Private Limited

We have audited the accompanying balance sheets of SPAR Solutions Merchandising Private Limited, a company incorporated under the laws of India, as of December 31, 2010 and 2009 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on audit.

We conducted our audit in accordance with generally accepted auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examination on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SPAR Solutions Merchandising Private Limited as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in United States.

For Nitin Mittal & Co.
Chartered Accountants

Mittal & Co. Chartered Accountants New Delhi

Nitin Mittal
Partner
M No. 098930

New Delhi
March 11, 2011

H.O. : C21B, Ground Floor, South Extension - I, New Delhi - 110049
R.O.: C-92, Bathla Apartments, 43, I.P. Extension, New Delhi - 110092
Contact : nitin@nmcindia.net, 98101 47514, 011-4102 3954, 4058 7607, www.nmcindia.net